PRESS RELEASE

FOR IMMEDIATE RELEASE: Contran Corporation Three Lincoln Centre 5430 LBJ Freeway, Suite 1700 Dallas, Texas 75240-2697 (972) 233-1700	CONTACT: Bobby D. O’Brien Vice President and Chief Financial Officer (972) 233-1700

CONTRAN ANNOUNCES EXPIRATION OF PARTIAL TENDER OFFER
TO ACQUIRE SHARES OF COMMON STOCK OF
KEYSTONE CONSOLIDATED INDUSTRIES

Dallas, TX -- March 9, 2011 -- Contran Corporation today announced the expiration of its cash tender offer to purchase up to 2,600,000 shares of common stock of Keystone Consolidated Industries, Inc. (OTC Bulletin Board:  KYCN) for $6.50 per share in cash without interest and less applicable withholding taxes.

The tender offer, as extended, expired at 5:00 p.m., New York City time, on March 8, 2011.  Computershare Trust Company, N.A., the depositary for the tender offer, has indicated that, as of the expiration of the tender offer, approximately 1,624,380 shares of Keystone common stock had been validly tendered and not withdrawn pursuant to the tender offer, including 582 shares under notices of guaranteed delivery.  Contran has accepted for purchase pursuant to the terms of the tender offer all shares that were validly tendered and not withdrawn in the tender offer and payment for such shares will be made promptly in accordance with the terms of the tender offer.  Upon the acquisition of those shares validly tendered and not withdrawn, Contran will increase its ownership of shares of Keystone common stock from 61.7% to 75.1%.

About Contran

Contran is primarily a holding company with operations conducted through wholly-owned and majority-owned subsidiaries, including Keystone and Valhi, Inc.  Valhi, a publicly traded company approximately 94% controlled by Contran, is also primarily a holding company with operations in chemicals (through Kronos Worldwide, Inc.), component products (through CompX International Inc.) and waste management industries (through Waste Control Specialists LLC).  Contran is also the largest shareholder of Titanium Metals Corporation (TIMET), which operates in the titanium metals industry, although Contran owns less than a majority of TIMET.